SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 12, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F______X______	Form 40-F____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________________	No_______X________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________

SIGNATURES

Date March 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO DELIVER BOARD MAKING LINE TO FOSHAN HUAFENG PAPER IN CHINA

(Helsinki, Finland, March 12, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, together with its Chinese joint venture company Valmet-Xian, will supply a board making line to Foshan Huafeng Paper Co., Ltd. in Zhuhai, Guangdong province in China. The new line is scheduled to start up in the last quarter of 2005. The total value of the order is over EUR 30 million.

The board making line will produce 4-ply White Lined Chipboard (WLC) in a basis weight range of 250 - 450 g/m² and an annual production capacity of approximately 300,000 tons. The line will be 5.15 m wide and its design speed will be 700 m/min.

Foshan Huafeng Paper is one of the largest producers of high-quality coated white board in Southern China. It belongs to Foshan Huaxin Packaging Co., Ltd that is listed in the Shenzen Stock Exhange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Kari Sipi, Sales Manager, Board Business Line, Metso Paper, tel. +358 20 482 7631 Timo Kerola, Area Vice President, Sales; Board Business Line, Metso Paper, tel. +86 10 6566 6600 3109

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

METSO TO SUPPLY WOODHANDLING AND BCTMP PULPING LINE TO SHANDONG CHENMING IN CHINA

(Helsinki, Finland, March 12, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper will supply a woodhandling and BCTMP (bleached chemi-thermomechanical pulp) line to Shandong Chenming Paper Holdings Ltd. in China. The new line will start in Shouguang, Shandong province, during the first quarter of 2005. The value of the order is not disclosed.

Metso Paper’s delivery will include equipment for chip washing, main-line refining and screening, reject thickening and refining, pulp washing and bleaching as well as steam separation with heat recovery and a control system. The woodhandling system delivery will consist of debarking and chip-screening processes and two chip silos equipped with reclaimers.

The new line will manufacture 735 tonnes/day of high-quality BCTMP pulp for board production. Chinese poplar will be used as raw material for the line.

Shandong Chenming Paper Holdings Ltd. is one of the largest paper companies in China. The company’s annual production capacity is approximately 1.5 million tonnes of paper and board. It’s A and B shares are listed in the Shenzhen Stock Exchange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Håkan Dahlin, Vice President, Sales, Asia-Pacific region, Metso Paper / Mechanical Pulping Business Line, tel. +46 60 16 54 07

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.